Exhibit 3.9

ARTICLES OF AMENDMENT TO THE ARTICLES OF

INCORPORATION

OF BIO STANDARD CORPORATION

Pursuant to the provisions of Section 607.1006, Florida Statutes, the undersigned corporation, Bio Standard Corporation (P98000090003) adopts the following Articles of Amendment to its Articles of Incorporation.

Article 1. Amendment

The Articles of Incorporation of the Corporation are amended as follows:

Article III is deleted in its entirety and replaced with the following:

       Article III

        The Corporation shall have the authority to issue 750,000,000 shares of common stock, par value $0.001 per share. In addition, the Corporation shall have the authority to issue

        50,000,000 shares of non-voting common stock, par value $0.001 per share which may be divided into series and with preferences, limitations, relative rights determined by the Board of Directors. In addition, the Corporation shall have the authority to issue 10,000,000 shares of preferred stock, par value $0.001 per share which may be divided into series and with preferences, limitations, relative rights determined by the Board of Directors.

Article II. Date Amendment Adopted

The amendment set forth in these Articles of Amendment was adopted by the Board of Directors.

Article. III. Shareholder Approval of Amendment

The amendment set forth in these Articles of Amendment was proposed by the Corporation's Board of Directors and approved by the shareholders by a vote sufficient for approval of the amendment.

The undersigned executed this document on the date shown below.

Bio Standard Corporation

By: /s/ Richard Rubin

Name: Richard Rubin

Title: Secretary

Date: 01-14-2003